Exhibit 99.2

Consolidated Statements of Operations

		For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue
Premiums
Gross		$3,269	$3,568	$9,857	$10,737
Less: Ceded		1,280	1,233	3,864	3,728
Net		1,989	2,335	5,993	7,009
Net investment income (loss):
Interest and other investment income		1,194	1,498	3,745	3,873
Change in fair value through profit or loss assets and liabilities (Note 4)		1,125	2,827	1,918	3,400
Net gains (losses) on available-for-sale assets		24	39	126	114
Net investment income (loss)		2,343	4,364	5,789	7,387
Fee income		904	807	2,644	2,470
Total revenue		5,236	7,506	14,426	16,866

Benefits and expenses
Gross claims and benefits paid (Note 6)		3,206	3,016	9,744	9,589
Increase (decrease) in insurance contract liabilities (Note 6)		1,213	4,289	2,655	5,126
Decrease (increase) in reinsurance assets (Note 6)		100	631	(65)	578
Increase (decrease) in investment contract liabilities (Note 6)		28	(16)	44	(18)
Reinsurance expenses (recoveries) (Note 12)		(1,240)	(1,123)	(3,672)	(3,402)
Commissions		371	355	1,081	1,154
Net transfer to (from) segregated funds (Note 9)		36	140	185	502
Operating expenses		897	815	2,601	2,575
Premium taxes		59	59	180	176
Interest expense		94	104	278	322
Total benefits and expenses		4,764	8,270	13,031	16,602

Income (loss) before income taxes		472	(764)	1,395	264
Less: Income tax expense (benefit) (Note 7)		50	(169)	174	(48)

Total net income (loss)		422	(595)	1,221	312
Less: Net income (loss) attributable to participating policyholders		10	(1)	11	6
Less: Net income (loss) attributable to non-controlling interests		–	2	–	8

Shareholders’ net income (loss)		412	(596)	1,210	298
Less: Preferred shareholders’ dividends		29	25	90	73
Common shareholders’ net income (loss)		$383	$(621)	$1,120	$225

Average exchange rates during the reporting periods:	U.S. dollars	1.00	0.98	1.00	0.98
	U.K. pounds	1.57	1.57	1.58	1.58
Earnings (loss) per share (Note 11)
Basic		$0.64	$(1.07)	$1.90	$0.39
Diluted		$0.64	$(1.07)	$1.87	$0.39

Weighted average shares outstanding in millions (Note 11)
Basic		594	580	591	578
Diluted		604	580	602	579

Dividends per common share		$0.36	$0.36	$1.08	$1.08

The attached notes form part of these Interim Consolidated Financial Statements.

30	Sun Life Financial Inc.	Third Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income (Loss)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Total net income (loss)	$422	$(595)	$1,221	$312
Other comprehensive income (loss), net of taxes:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(321)	950	(315)	602
Unrealized gains (losses) on net investment hedges	50	(148)	44	(94)
Reclassifications to net income (loss)	–	(22)	–	(8)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	212	(42)	403	41
Reclassifications to net income (loss)	(20)	(40)	(119)	(119)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	–	(10)	7	(21)
Reclassifications to net income (loss)	(1)	5	(5)	2
Total other comprehensive income (loss)	(80)	693	15	403
Total comprehensive income (loss)	342	98	1,236	715
Less: Participating policyholders’ comprehensive income (loss)	8	3	9	8
Less: Non-controlling interests in comprehensive income (loss)	–	2	–	8
Shareholders’ comprehensive income (loss)	$334	$93	$1,227	$699

Income Taxes included in Other Comprehensive Income (Loss)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Income tax benefit (expense):
Unrealized foreign currency translation gains / losses, including net investment hedges	$(3)	$10	$2	$2
Reclassifications to net income of foreign currency translation gains / losses	–	(5)	–	(8)
Unrealized gains / losses on available-for-sale assets	(54)	36	(87)	19
Reclassifications to net income for available-for-sale assets	5	13	29	29
Unrealized gains / losses on cash flow hedges	(4)	4	(11)	(5)
Reclassifications to net income for cash flow hedges	–	(2)	2	(1)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(56)	$56	$(65)	$36

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	31

Consolidated Statements of Financial Position

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2012	December 31, 2011	September 30, 2011
Assets
Cash, cash equivalents and short-term securities (Note 4)		$6,870	$8,837	$8,848
Debt securities (Note 4)		64,708	62,930	64,032
Equity securities (Note 4)		4,973	4,570	4,458
Mortgages and loans		29,035	27,755	27,287
Derivative assets (Note 4)		2,790	2,632	2,460
Other invested assets (Note 4)		1,353	1,348	1,281
Policy loans		3,222	3,276	3,306
Investment properties		5,813	5,313	5,016
Invested assets		118,764	116,661	116,688
Other assets		3,260	2,885	3,439
Reinsurance assets (Note 6)		3,323	3,277	3,384
Deferred tax assets		1,398	1,648	1,186
Property and equipment		617	546	535
Intangible assets		871	885	911
Goodwill		3,899	3,942	4,270
Total general fund assets		132,132	129,844	130,413
Investments for account of segregated fund holders (Note 9)		91,429	88,183	85,281
Total assets		$223,561	$218,027	$215,694

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$97,871	$96,374	$95,325
Investment contract liabilities (Note 6)		3,176	3,073	3,092
Derivative liabilities (Note 4)		806	1,059	1,389
Deferred tax liabilities		7	7	4
Other liabilities		8,235	8,011	7,548
Senior debentures		2,149	2,149	2,149
Innovative capital instruments		695	695	1,645
Subordinated debt		2,738	2,746	2,751
Total general fund liabilities		115,677	114,114	113,903
Insurance contracts for account of segregated fund holders (Note 9)		85,332	82,650	79,761
Investment contracts for account of segregated fund holders (Note 9)		6,097	5,533	5,520
Total liabilities		$207,106	$202,297	$199,184

Equity
Issued share capital and contributed surplus		$10,549	$10,340	$9,948
Retained earnings and accumulated other comprehensive income		5,906	5,390	6,543
Non-controlling interests		–	–	19
Total equity		$16,455	$15,730	$16,510
Total liabilities and equity		$223,561	$218,027	$215,694

Exchange rates at the end of the reporting periods:	U.S. dollars	0.98	1.02	1.05
	U.K. pounds	1.59	1.58	1.64

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 7, 2012

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

32	Sun Life Financial Inc.	Third Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2012	September 30, 2011
Shareholders:
Preferred shares
Balance, beginning of period	$2,503	$2,015
Issued	–	200
Issuance cost, net of taxes	–	(5)
Balance, end of period	2,503	2,210
Common shares
Balance, beginning of period	7,735	7,407
Stock options exercised	7	47
Issued under dividend reinvestment and share purchase plan (Note 8)	196	184
Balance, end of period	7,938	7,638
Contributed surplus
Balance, beginning of period	102	95
Share-based payments	8	11
Stock options exercised	(2)	(6)
Balance, end of period	108	100
Retained earnings
Balance, beginning of period	5,219	6,489
Net Income (loss)	1,210	298
Dividends on common shares	(630)	(618)
Dividends on preferred shares	(90)	(73)
Change due to transactions with non-controlling interests	–	(3)
Balance, end of period	5,709	6,093
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	320	387
Unrealized cumulative translation differences, net of hedging activities	(287)	(505)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	9	38
Balance, beginning of period	48	(74)
Total other comprehensive income (loss) for the period	17	401
Balance, end of period	65	327
Total shareholders’ equity, end of period	$16,323	$16,368
Participating policyholders:
Retained earnings
Balance, beginning of period	$124	$117
Net Income (loss)	11	6
Balance, end of period	135	123
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(1)	(2)
Balance, beginning of period	(1)	(2)
Total other comprehensive income (loss) for the period	(2)	2
Balance, end of period	(3)	–
Total participating policyholders’ equity, end of period	$132	$123
Non-controlling interests:
Balance, beginning of period	$–	$24
Net income (loss)	–	8
Other changes in non-controlling interests	–	(13)
Total non-controlling interests, end of period	–	19
Total equity	$16,455	$16,510

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	33

Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$472	$(764)	$1,395	$264
Add: interest expense related to financing activities	94	104	278	322
Operating items not affecting cash:
Increase (decrease) in contract liabilities	1,366	3,039	2,939	3,915
(Increase) decrease in reinsurance assets	74	604	(129)	552
Unrealized (gains) losses on investments	(1,137)	(2,018)	(1,784)	(2,662)
Other non-cash items	20	(210)	(286)	(543)
Operating cash items:
Deferred acquisition costs	(12)	(9)	(37)	(32)
Realized (gains) losses on investments	(12)	(848)	(260)	(852)
Sales, maturities and repayments of investments	18,122	23,193	66,781	65,879
Purchases of investments	(19,082)	(24,902)	(67,987)	(66,101)
Change in policy loans	15	(24)	9	50
Income taxes received (paid)	42	(46)	(13)	(150)
Other cash items	(436)	1,453	(468)	1,543
Net cash provided by (used in) operating activities	(474)	(428)	438	2,185
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(53)	(80)	(130)	(92)
Transactions with associates and joint ventures	(2)	(8)	30	(4)
Dividends received from associates and joint ventures	5	–	5	–
Other investing activities	(6)	(16)	(33)	(49)
Net cash provided by (used in) investing activities	(56)	(104)	(128)	(145)
Cash flows provided by (used in) financing activities
Borrowed funds	(10)	–	4	(20)
Issuance of senior financing, senior debentures and subordinated debentures (Note 8)	–	297	796	297
Collateral on senior financing, senior debentures and subordinated debentures	(2)	(13)	(7)	(10)
Redemption of senior financing, senior debentures and subordinated debt (Note 8)	–	(300)	(800)	(300)
Issuance of preferred shares	–	194	–	194
Issuance of common shares on exercise of stock options	–	1	5	41
Dividends paid on common and preferred shares	(178)	(176)	(524)	(504)
Interest expense paid	(71)	(53)	(281)	(253)
Net cash provided by (used in) financing activities	(261)	(50)	(807)	(555)
Changes due to fluctuations in exchange rates	(32)	193	(23)	101
Increase (decrease) in cash and cash equivalents	(823)	(389)	(520)	1,586
Net cash and cash equivalents, beginning of period	4,656	5,376	4,353	3,401
Net cash and cash equivalents, end of period	3,833	4,987	3,833	4,987
Short-term securities, end of period	2,745	3,803	2,745	3,803
Net cash and cash equivalents and short-term securities, end of period (Note 4)	$6,578	$8,790	$6,578	$8,790

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	Third Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Accounting Policies

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2011 Annual Consolidated Financial Statements. Our Interim Consolidated Financial Statements should be read in conjunction with our 2011 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies

Amendments to International Financial Reporting Standards Adopted in 2012

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. These amendments are effective for annual periods beginning on or after July 1, 2011 and are not expected to have a material impact upon adoption.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes, named Deferred Tax and the Recovery of Underlying Assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments were adopted on January 1, 2012 and did not impact our Interim Consolidated Financial Statements as the amendments are consistent with our accounting policy.

Amendments to International Financial Reporting Standards Issued in 2012

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

In June 2012 the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements (“IFRS 10”) and provide transitional relief for IFRS 10, IFRS 11 Joint Arrangements (“IFRS 11”) and IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments is January 1, 2013, consistent with IFRS 10, 11 and 12 and we will consider the implications of these amendments when we adopt those standards.

3.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2011, we transferred McLean Budden Limited to our subsidiary MFS Investment Management. Consequently, the results of McLean Budden Limited are reported as part of MFS instead of SLF Canada and the related goodwill and intangible assets previously reported as part of SLF Canada are now reported as part of Corporate. Prior period information has been restated to reflect this change in organization.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	35

Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue in the consolidation adjustments columns in the tables below consists of interest income and fee income.

Results by segment for the three months ended September 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2012
Gross Premiums:
Annuities	$318	$89	$–	$–	$56	$–	$463
Life insurance	822	526	–	166	26	–	1,540
Health insurance	885	374	–	4	3	–	1,266
Total gross premiums	2,025	989	–	170	85	–	3,269
Less: ceded premiums	1,169	99	–	6	6	–	1,280
Net investment income (loss)	1,218	568	8	293	274	(18)	2,343
Fee income	179	199	474	35	38	(21)	904
Total revenue	2,253	1,657	482	492	391	(39)	5,236
Less:
Total benefits and expenses	1,993	1,638	389	449	334	(39)	4,764
Income tax expense (benefit)	15	(1)	47	8	(19)	–	50
Total net income (loss)	$245	$20	$46	$35	$76	$–	$422
2011
Gross Premiums:
Annuities	$649	$235	$–	$–	$52	$–	$936
Life insurance	791	433	–	171	32	–	1,427
Health insurance	833	368	–	2	2	–	1,205
Total gross premiums	2,273	1,036	–	173	86	–	3,568
Less: ceded premiums	1,116	93	–	18	6	–	1,233
Net investment income (loss)	1,712	1,987	(3)	202	493	(27)	4,364
Fee income	170	190	400	29	37	(19)	807
Total revenue	3,039	3,120	397	386	610	(46)	7,506
Less:
Total benefits and expenses	3,123	3,840	288	351	714	(46)	8,270
Income tax expense (benefit)	(34)	(152)	38	9	(30)	–	(169)
Total net income (loss)	$(50)	$(568)	$71	$26	$(74)	$–	$(595)

36	Sun Life Financial Inc.	Third Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended September 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2012
Gross Premiums:
Annuities	$1,061	$310	$–	$–	$171	$–	$1,542
Life insurance	2,451	1,519	–	470	78	–	4,518
Health insurance	2,654	1,126	–	9	8	–	3,797
Total gross premiums	6,166	2,955	–	479	257	–	9,857
Less: ceded premiums	3,528	294	–	24	18	–	3,864
Net investment income (loss)	2,865	1,793	8	598	599	(74)	5,789
Fee income	547	601	1,345	100	115	(64)	2,644
Total revenue	$6,050	$5,055	$1,353	$1,153	$953	$(138)	$14,426
Less:
Total benefits and expenses	$5,344	$4,758	$1,061	$1,049	$957	$(138)	$13,031
Income tax expense (benefit)	$53	$40	$130	$25	$(74)	$–	$174
Total net income (loss)	$653	$257	$162	$79	$70	$–	$1,221
2011
Gross Premiums:
Annuities	$1,351	$997	$–	$–	$161	$–	$2,509
Life insurance	2,392	1,596	–	485	96	–	4,569
Health insurance	2,526	1,118	–	8	7	–	3,659
Total gross premiums	6,269	3,711	–	493	264	–	10,737
Less: ceded premiums	3,396	272	–	42	18	–	3,728
Net investment income (loss)	3,290	3,018	–	449	712	(82)	7,387
Fee income	537	560	1,228	88	115	(58)	2,470
Total revenue	$6,700	$7,017	$1,228	$988	$1,073	$(140)	$16,866
Less:
Total benefits and expenses	$6,272	$7,373	$951	$864	$1,282	$(140)	$16,602
Income tax expense (benefit)	$10	$(80)	$114	$24	$(116)	$–	$(48)
Total net income (loss)	$418	$(276)	$163	$100	$(93)	$–	$312

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
As at September 30, 2012
Total general fund assets	$66,824	$43,979	$1,199	$8,581	$11,692	$(143)	$132,132
Investments for account of segregated fund holders	$50,482	$29,334	$–	$1,407	$10,206	$–	$91,429
Total general fund liabilities	$59,526	$38,543	$1,004	$6,710	$10,037	$(143)	$115,677
As at December 31, 2011
Total general fund assets	$64,192	$44,490	$1,180	$8,122	$12,165	$(305)	$129,844
Investments for account of segregated fund holders	$47,245	$29,804	$–	$1,198	$9,936	$–	$88,183
Total general fund liabilities	$57,615	$38,196	$973	$6,336	$11,299	$(305)	$114,114
As at September 30, 2011
Total general fund assets	$62,887	$46,043	$1,200	$7,927	$12,639	$(283)	$130,413
Investments for account of segregated fund holders	$44,786	$29,507	$–	$1,153	$9,835	$–	$85,281
Total general fund liabilities	$56,313	$40,896	$906	$6,194	$9,877	$(283)	$113,903

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	37

4.    Financial Investments and Related Net Investment Income

4.A Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2012	December 31, 2011	September 30, 2011
Cash	$1,544	$1,506	$912
Cash equivalents	2,581	2,953	4,133
Short-term securities	2,745	4,378	3,803
Cash, cash equivalents and short-term securities	6,870	8,837	8,848
Less: Bank overdraft, recorded in other liabilities	292	106	58
Net cash, cash equivalents and short-term securities	$6,578	$8,731	$8,790

4.B Asset Classifications

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available-for- sale	Other(1)	Total
September 30, 2012
Debt securities	$52,071	$12,637	$–	$64,708
Equity securities	$4,106	$867	$–	$4,973
Other invested assets	$863	$127	$363	$1,353

December 31, 2011
Debt securities	$51,627	$11,303	$–	$62,930
Equity securities	$3,731	$839	$–	$4,570
Other invested assets	$809	$155	$384	$1,348

September 30, 2011
Debt securities	$51,683	$12,349	$–	$64,032
Equity securities	$3,644	$814	$–	$4,458
Other invested assets	$817	$173	$291	$1,281

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.C Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded in our Interim Consolidated Statements of Operations consists of the following:

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cash, cash equivalents and short-term securities	$(4)	$4	$3	$6
Debt securities	939	2,040	1,590	2,285
Equity securities	169	(424)	167	(409)
Derivative instruments	(60)	1,181	(135)	1,244
Other invested assets	9	(20)	36	(9)
Investment properties	72	46	257	283
Total change in fair value through profit or loss assets and liabilities	$1,125	$2,827	$1,918	$3,400

38	Sun Life Financial Inc.	Third Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.D Impairment of Available-For-Sale Assets

We wrote down $3 and $17 of available-for-sale assets recorded at fair value during the three months and nine months ended September 30, 2012 ($10 and $11 during the three months and nine months ended September 30, 2011).

4.E Derivative Financial Instruments and Hedging Activities

The following tables present the notional amounts and fair values of derivative assets and liabilities categorized by derivatives designated as hedges for accounting purposes and those that are not designated as hedges:

	Total notional amount		Fair value
As at September 30, 2012			Assets	Liabilities
Derivative investments(1)	$54,191	(2)	$2,611	$(559)
Fair value hedges	982		–	(227)
Cash flow hedges	103		3	(15)
Net investment hedges	1,850		176	(5)
Total derivatives	$57,126		$2,790	$(806)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
(2)	The increase in notional amount is primarily due to interest rate options purchased and interest rate swap contracts.

	Total notional amount	Fair value
As at December 31, 2011		Assets	Liabilities
Derivative investments(1)	$47,890	$2,494	$(798)
Fair value hedges	1,011	–	(228)
Cash flow hedges	108	2	(25)
Net investment hedges	1,850	136	(8)
Total derivatives	$50,859	$2,632	$(1,059)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

5.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance can be found in Notes 6 and 7, respectively, of our 2011 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management Discussion and Analysis (“MD&A”) for the period ended September 30, 2012. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures, and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	39

6.    Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

	For the three months ended September 30, 2012			For the nine months ended September 30, 2012
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$92,567	$3,254	$89,313	$91,112	$3,094	$88,018
Change in balances on in-force policies	444	(346)	790	792	(215)	1,007
Balances arising from new policies	477	22	455	1,515	77	1,438
Changes in assumptions or methodology	292	224	68	348	203	145
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	1,213	(100)	1,313	2,655	65	2,590
Balances before the following:	93,780	3,154	90,626	93,767	3,159	90,608
Foreign exchange rate movements	(1,243)	(70)	(1,173)	(1,230)	(75)	(1,155)
Balances before Other policy liabilities and assets	92,537	3,084	89,453	92,537	3,084	89,453
Other policy liabilities and assets	5,334	239	5,095	5,334	239	5,095
Total Insurance contract liabilities and Reinsurance assets	$97,871	$3,323	$94,548	$97,871	$3,323	$94,548

	For the three months ended September 30, 2011			For the nine months ended September 30, 2011
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$82,344	$3,631	$78,713	$82,729	$3,652	$79,077
Change in balances on in-force policies	3,941	231	3,710	3,527	179	3,348
Balances arising from new policies	728	34	694	1,975	102	1,873
Changes in assumptions or methodology	(380)	(896)	516	(376)	(859)	483
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	4,289	(631)	4,920	5,126	(578)	5,704
Balances before the following:	86,633	3,000	83,633	87,855	3,074	84,781
Other(1)	–	–	–	(117)	–	(117)
Foreign exchange rate movements	3,333	166	3,167	2,228	92	2,136
Balances before Other policy liabilities and assets	89,966	3,166	86,800	89,966	3,166	86,800
Other policy liabilities and assets	5,359	218	5,141	5,359	218	5,141
Total Insurance contract liabilities and Reinsurance assets	$95,325	$3,384	$91,941	$95,325	$3,384	$91,941

(1)	Reduction in liabilities due to Policy loan adjustment.

40	Sun Life Financial Inc.	Third Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.A.ii Impact of Changes in Assumptions or Methodology

Impact of Changes in assumptions or methodology net of Reinsurance assets before income taxes are:

Assumption or methodology	For the three months ended September 30, 2012	For the nine months ended September 30, 2012	Description
Mortality / morbidity(1)	$34	$114	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada.
Lapse and other policyholder behaviour	71	67	Largely due to a reduction in SLF U.S. variable annuity lapse assumptions reflecting recent company and industry experience.
Expense	(9)	4	Reflects lower fund management fees partially offset by the negative impact of updates to expenses.
Investment returns	67	67	Resulting primarily from updates to our economic scenario generator, partially offset by an increase in average long-term credit spreads.
Model enhancements(2)	(95)	(107)	Reflects the impact of modelling enhancements and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total	$68	$145

(1)

Includes revised mortality improvement projections in the U.S. individual non-participating life line of business which increased Insurance contract liabilities by $290, Reinsurance assets by $222 and Net by $68 for the nine months ended September 30, 2012.

(2)

Includes revised assumptions about the future recapture of reinsurance in the Canadian individual participating life line of business reducing Insurance contract liabilities and Reinsurance assets by $247 for the nine months ended September 30, 2012, with no impact on Net.

Assumption or methodology	For the three months ended September 30, 2011	For the nine months ended September 30, 2011	Description
Mortality / morbidity	$140	$144	Primarily due to updates to reflect new industry guidance relating to mortality improvement from the Canadian Institute of Actuaries.
Lapse and other policyholder behaviour	404	404	Reflects higher lapse rates on term insurance renewals in SLF Canada, as well as updates for premium persistency in Individual Insurance in SLF U.S.
Expense	17	18	Impact of reflecting recent experience studies across the Company (i.e. higher unit costs).
Investment returns	131	129	Largely due to updates to a number of investment assumptions including updates to real estate assumptions and the impact of a lower interest rate environment, partially offset by changes to asset default assumptions.
Model enhancements	(176)	(212)	Modelling enhancements to improve the projection of future cash flows across a number of our businesses.
Total	$516	$483

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	41

6.A.iii Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Maturities and surrenders	$927	$966	$2,835	$3,082
Annuity payments	329	311	974	956
Death and disability	829	735	2,496	2,322
Health	887	879	2,738	2,608
Policyholder dividends and interest on claims and deposits	234	125	701	621
Total Gross claims and benefits paid	$3,206	$3,016	$9,744	$9,589

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in Investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2012		For the nine months ended September 30, 2012
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$946	$1,715	$966	$1,620
Deposits	–	109	–	304
Interest	2	9	6	27
Withdrawals	(2)	(65)	(23)	(188)
Fees	–	(2)	–	(2)
Change in fair value	6	–	6	–
Other	–	9	–	15
Foreign exchange rate movements	(29)	(1)	(32)	(2)
Balance, end of period	$923	$1,774	$923	$1,774

	For the three months ended September 30, 2011		For the nine months ended September 30, 2011
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$2,146	$1,500	$2,207	$1,396
Deposits	–	83	–	274
Interest	2	10	17	30
Withdrawals	(1,175)	(53)	(1,189)	(164)
Fees	–	–	–	(1)
Change in fair value	(27)	–	(22)	–
Other	4	4	4	12
Foreign exchange rate movements	67	8	–	5
Balance, end of period	$1,017	$1,552	$1,017	$1,552

Changes in Investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Balance, beginning of period	$480	$483	$487	$540
Change in liabilities on in-force policies	3	(3)	(12)	(50)
Liabilities arising from new policies	8	2	17	7
Increase (decrease) in liabilities	11	(1)	5	(43)
Liabilities before the following:	491	482	492	497
Foreign exchange rate movements	(12)	41	(13)	26
Balance, end of period	$479	$523	$479	$523

42	Sun Life Financial Inc.	Third Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.    Income Tax Expense (Benefit)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	For the three months ended				For the nine months ended
	September 30, 2012		September 30, 2011		September 30, 2012		September 30, 2011
		%		%		%		%
Total net income (loss)	$422		$(595)		$1,221		$312
Add: Income tax expense (benefit)	50		(169)		174		(48)
Total income (loss) before income taxes	$472		$(764)		$1,395		$264
Taxes at the combined Canadian federal and provincial statutory income tax rate	$125	26.5	$(214)	28.0	$370	26.5	$74	28.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(17)	(3.6)	64	(8.4)	(27)	(1.9)	33	12.5
Tax (benefit) cost of unrecognized losses	(9)	(1.9)	(3)	0.4	(12)	(0.9)	(4)	(1.5)
Tax exempt investment income	(56)	(11.9)	(22)	2.9	(161)	(11.5)	(128)	(48.5)
Tax rate and other legislative changes	7	1.5	–	–	9	0.6	–	–
Adjustments in respect of prior years, including resolution of tax disputes	(2)	(0.4)	9	(1.2)	(10)	(0.7)	(19)	(7.2)
Other	2	0.4	(3)	0.4	5	0.4	(4)	(1.5)
Total income tax expense (benefit) and effective income tax rate	$50	10.6	$(169)	22.1	$174	12.5	$(48)	(18.2)

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax expense (benefit) difference compared to the Canadian federal and provincial statutory rate when applied to foreign income (loss) not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

8.    Capital Management

8.A Capital and Capital Transactions

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on both a consolidated basis under principles that consider all the risks associated with the business and at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 23 of our 2011 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at September 30, 2012 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at September 30, 2012. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2012.

Under OSFI’s IFRS transition guidance, companies could elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance made this election last year and will continue to phase in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	43

8.B Significant Capital Transactions

8.B.i Subordinated Debt

On June 30, 2012, Sun Life Assurance redeemed all of the outstanding $800 principal amount of 6.15% Subordinated Debentures due June 30, 2022, at a redemption price equal to the principal amount of the Debentures together with accrued and unpaid interest.

On March 2, 2012, SLF Inc. issued $800 principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating debentures due 2022. The proceeds net of issuance costs from the offering were used for general corporate purposes. These debentures bear interest at a fixed rate of 4.38% per annum payable semi-annually to, but excluding March 2, 2017, and from March 2, 2017 until maturity on March 2, 2022, at a variable rate equal to the annual rate of interest applicable to Canadian dollar bankers’ acceptances plus 2.70% payable quarterly. Subject to prior approval of OSFI, SLF Inc. may redeem the debentures in whole or in part, on or after March 2, 2017 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The debentures are direct unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. This subordinated debt qualifies as capital for Canadian regulatory purposes.

8.B.ii Dividend Reinvestment and Share Purchase Plan

In the first three quarters of 2012, under the dividend reinvestment and share purchase plan (“DRIP”), SLF Inc. issued 8.7 million common shares (6.8 million common shares in 2011) from treasury at discounts of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

9.    Segregated Fund Disclosure

9.A Investments for Account of Segregated Fund Holders

The carrying value of Investments for account of segregated fund holders consists of the following:

As at	September 30, 2012	December 31, 2011	September 30, 2011
Segregated and mutual fund units	$75,056	$72,840	$69,980
Equity securities	6,756	5,830	5,814
Debt securities	9,132	8,473	8,533
Cash, cash equivalents and short-term securities	1,441	1,425	3,027
Investment properties	276	318	327
Mortgages	18	27	28
Other assets	6,602	2,492	3,076
Total assets	99,281	91,405	90,785
Less: Liabilities arising from investing activities	7,852	3,222	5,504
Total Investments for account of segregated fund holders	$91,429	$88,183	$85,281

44	Sun Life Financial Inc.	Third Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9.B Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Balance, beginning of the period	$84,490	$83,243	$5,670	$5,873
Additions:
Deposits	1,568	2,255	41	43
Net transfers (to) from general funds	36	140	–	–
Net realized and unrealized gains (losses)	2,048	(7,091)	520	(661)
Other investment income	667	581	43	9
Total additions	4,319	(4,115)	604	(609)
Deductions:
Payments to policyholders and their beneficiaries	2,126	1,877	121	86
Management fees	278	287	16	(7)
Taxes and other expenses	50	29	5	3
Foreign exchange rate movements	1,023	(2,826)	35	(338)
Total deductions	3,477	(633)	177	(256)
Net additions (deductions)	842	(3,482)	427	(353)
Balance, end of period	$85,332	$79,761	$6,097	$5,520

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Balance, beginning of the period	$82,650	$81,931	$5,533	$6,015
Additions:
Deposits	5,411	7,092	130	178
Net transfers (to) from general funds	185	502	–	–
Net realized and unrealized gains (losses)	4,405	(5,606)	688	(657)
Other investment income	1,117	1,145	146	29
Total additions	11,118	3,133	964	(450)
Deductions:
Payments to policyholders and their beneficiaries	6,396	6,125	350	348
Management fees	840	876	47	(19)
Taxes and other expenses	142	113	10	5
Foreign exchange rate movements	1,058	(1,811)	(7)	(289)
Total deductions	8,436	5,303	400	45
Net additions (deductions)	2,682	(2,170)	564	(495)
Balance, end of period	$85,332	$79,761	$6,097	$5,520

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	45

10.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debt

SLF Inc. has provided a subordinated guarantee of certain preferred shares and a guarantee of certain subordinated debt issued by Sun Life Assurance. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosures and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2012
Total revenue	$114	$4,425	$1,039	$(342)	$5,236
Shareholders’ net income (loss)	$413	$486	$(109)	$(378)	$412

September 30, 2011
Total revenue	$129	$5,912	$2,091	$(626)	$7,506
Shareholders’ net income (loss)	$(598)	$(80)	$(584)	$666	$(596)

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2012
Total revenue	$373	$11,796	$3,305	$(1,048)	$14,426
Shareholders’ net income (loss)	$1,208	$1,046	$28	$(1,072)	$1,210

September 30, 2011
Total revenue	$393	$13,043	$4,701	$(1,271)	$16,866
Shareholders’ net income (loss)	$296	$589	$(482)	$(105)	$298

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2012
Invested assets	$18,675	$97,993	$20,154	$(18,058)	$118,764
Total other general fund assets	$8,176	$13,539	$20,955	$(29,302)	$13,368
Investments for account of segregated fund holders	$–	$63,806	$27,623	$–	$91,429
Insurance contract liabilities	$–	$88,091	$13,920	$(4,140)	$97,871
Investment contract liabilities	$–	$2,230	$946	$–	$3,176
Total other general fund liabilities	$10,542	$9,541	$22,536	$(27,989)	$14,630

December 31, 2011
Invested assets	$16,435	$94,540	$21,243	$(15,557)	$116,661
Total other general fund assets	$8,634	$13,412	$19,527	$(28,390)	$13,183
Investments for account of segregated fund holders	$–	$60,169	$28,014	$–	$88,183
Insurance contract liabilities	$–	$85,548	$14,942	$(4,116)	$96,374
Investment contract liabilities	$–	$2,083	$990	$–	$3,073
Total other general fund liabilities	$9,474	$9,529	$22,723	$(27,059)	$14,667

September 30, 2011
Invested assets	$17,335	$93,022	$22,584	$(16,253)	$116,688
Total other general fund assets	$8,968	$14,445	$19,742	$(29,430)	$13,725
Investments for account of segregated fund holders	$–	$57,629	$27,652	$–	$85,281
Insurance contract liabilities	$–	$84,437	$14,964	$(4,076)	$95,325
Investment contract liabilities	$–	$2,073	$1,025	$(6)	$3,092
Total other general fund liabilities	$9,949	$10,403	$23,453	$(28,319)	$15,486

46	Sun Life Financial Inc.	Third Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.    Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding. Diluted EPS is calculated by adjusting common shareholders’ net income and the weighted average number of shares for the effects of all dilutive potential common shares, under the assumption that convertible instruments are converted and that outstanding options are exercised.

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Common shareholders’ net income (loss) for basic earnings per share	$383	$(621)	$1,120	$225
Add: Increase in income due to convertible instruments(1)	3	–	8	–
Common shareholders’ net income (loss) on a diluted basis	$386	$(621)	$1,128	$225
Weighted average number of shares outstanding for basic earnings per share (in millions)	594	580	591	578
Add: Dilutive impact of stock options(2) (in millions)	–	–	–	1
Add: Dilutive impact of convertible securities(1) (in millions)	10	–	11	–
Weighted average number of shares outstanding on a diluted basis (in millions)	604	580	602	579

Basic earnings (loss) per share	$0.64	$(1.07)	$1.90	$0.39
Diluted earnings (loss) per share	$0.64	$(1.07)	$1.87	$0.39

(1)

Innovative capital instruments, Sun Life ExchangEable Capital Securities (“SLEECS”), have been issued through Sun Life Capital Trust. Holders of the $950 SLEECS A, which were redeemed on December 31, 2011, and holders of the $200 SLEECS B may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each one thousand dollars principal amount of SLEECS to 40 non-cumulative perpetual preferred shares of Sun Life Assurance. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after September 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B. For the purposes of diluted EPS, it is assumed that the conversion to SLF Inc. common shares has occurred at the beginning of the periods presented. Common shareholders’ net income is increased by the after-tax interest on the SLEECS A and B, while the weighted average common shares are increased by the number of SLF Inc. common shares that would be issued at conversion. Since the SLEECS A were redeemed on December 31, 2011 they are not included in the diluted EPS calculations for 2012. For the three and nine months ended September 30, 2011, the impact of the conversion of innovative capital instruments was excluded from the calculation of diluted earnings per share since the effect of conversion is anti-dilutive.

(2)

Diluted EPS assumes the exercise of all dilutive stock options of SLF Inc. It is assumed that the proceeds from the exercise of the options were received from the issuance of common shares of SLF Inc. at the average market price of common shares during the period. The difference between the number of shares issued for the exercise of the dilutive options and the number of shares that would have been issued at the average market price of the common shares during the period is adjusted to the weighted average number of shares for purposes of calculating diluted EPS. The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive for the periods presented, amounted to 11 million for the three months and nine months ended September 30, 2012 (10 million for the three months and 9 million for the nine months ended September 30, 2011). For the three months ended September 30, 2011, an adjustment of 1 million common shares related to the dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.

12.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Recovered claims and benefits	$1,050	$871	$3,141	$2,810
Commissions	13	14	40	42
Reserve adjustments	60	128	144	223
Operating expenses and other	117	110	347	327
Reinsurance (expenses) recoveries	$1,240	$1,123	$3,672	$3,402

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2012	47